                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            MIRACOR DIAGNOSTICS, INC.
               (exact name of registrant specified in its charter)

         Utah                                             58-1475517
------------------------                    ------------------------------------
(State of incorporation)                    (IRS Employer Identification Number)

       9191 Towne Centre Drive - Suite 400 - San Diego, California - 92122
       -------------------------------------------------------------------
                    (Address of principal executive offices)

                         2006 STOCK COMPENSATION PLAN I
                            (Full title of the plan)

                Ross S. Seibert, Chief Executive Officer
                            Miracor Diagnostics, Inc.
                       9191 Towne Centre Drive - Suite 400
                           San Diego, California 92122
                     (Name and address of agent for service)

                                 (858) 455-7127
          (Telephone number, including area code, of agent for service)


                                      CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
  Title of              Amount         Proposed Maximum         Proposed Maximum           Amount Of
Securities To           To Be           Offering Price              Aggregate            Registration
Be Registered         Registered        Per Share (1)           Offering Price (1)            Fee
----------------------------------------------------------------------------------------------------------
COMMON SHARES           1,000,000            $0.20                  $200,000                 $21.40
$0.15 par value

TOTAL                                                                                        $21.40
----------------------------------------------------------------------------------------------------------

         (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

          PART I. INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

         This registration statement relates to two separate prospecti.

Items 1 and 2 hereof, and the documents incorporated herein by reference pursuant to Part II, item 3 hereof, constitutes the first prospectus relating to offers by the Company to its employees and consultants of 1,000,000 shares (the "Shares") of common stock, par value $.15 per share (the "Common Stock"), to be issued pursuant the Company's 2006 Stock Compensation Plan I (the "Stock Plan"). The second prospectus relates to the re-offer or resale of any shares which are deemed to be "control securities" or "restricted securities" under the Securities Act of 1933, as amended. The Company's principal offices are located at 9191 Towne Centre Drive, Suite 400, San Diego, California 92122, telephone 858/455-7127.

                                   PROSPECTUS

Item 1. Plan Information

                             STOCK PLAN INFORMATION

The 2006 Stock Compensation Plan I was established by the Company effective on October1, 2006 to provide the Company flexibility and to conserve the Company's cash resources in compensating certain of its technical, administrative and professional employees and consultants. The issuance of shares under the Stock Plan is restricted to persons and firms who are closely-related to the Company and who provide services in connection with the development, production of the Company's products or otherwise in connection with its business. The Stock Plan authorizes the Company to issue up to 1,000,000 shares of the Company's Common Stock. Shares must be issued only for bona fide services and may not be issued under the Stock Plan contingent on services to be rendered in the future or for services in connection with the offer and sale of securities in a capital-raising transaction. Shares are awarded under the Stock Plan pursuant to individually negotiated compensation contracts as determined and/or approved by the Stock Plan Committee (the "Committee"). The Committee must be comprised of two or more of the Company's Directors appointed thereto by the Company's Board of Directors. Committee members need not be independent. Eligible participants include directors, employees and non-employee consultants and advisors. There is no limit as to the number of shares which may be awarded to a single participant. The Company anticipates that a portion of the shares to be issued under the Stock Plan will be issued as compensation to technical consultants and advisors to the Company who provide professional services to the Company. Shares may be awarded under the Stock Plan until October 2012.

The Stock Plan does not require restrictions on the transferability of shares issued thereunder. However, such shares may be restricted as a condition to their issuance where the Board of Directors deems such restrictions appropriate. The Stock Plan is not subject to the Employee Retirement Income Securities Act of 1974 ("ERISA"). Shares awarded under the Stock Plan are intended to be fully taxable to the recipient as earned income.

Item 2. Registrant Information and Employee Plan Annual Information

The Registrant shall provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this Registration Statement. Such documents are incorporated by reference in the Section 10(a) prospectus. The Registrant shall also provide without charge, upon written or oral request, all other documents required to be delivered to employees pursuant to Rule 428(b). Any and all such requests shall be directed to the Registrant at its office at 9191 Towne Centre Drive, Suite 400, San Diego, California, 92122.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized by the Company to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any distribution of the shares of the common stock issuable under the terms of the Plan shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER.

The date of this Prospectus is October 16, 2006.

                                   PROSPECTUS
                                   ----------
                            MIRACOR DIAGNOSTICS, INC.

                         1,000,000 shares of Common Stock,
                            $.15 par value per share

This Prospectus relates to up to 1,000,000 shares of common stock, $.15 par value (the "Common Stock"), of Miracor Diagnostics, Inc., a Utah corporation (the "Company"), to be issued to various individuals and affiliates of the Company pursuant to the Company's 2006 Stock Compensation Plan I, which are deemed control securities and may be re-offered and resold from time to time by such affiliates. All of the shares of Common Stock registered hereunder, are sometimes hereinafter referred to as the "Securities." The holders of the shares of Common Stock are sometimes hereinafter collectively referred to as the "Selling Stockholders." All costs in connection with the registration of the Securities are being borne by the Company. The Company will not receive any of the proceeds from the sale of the Securities pursuant to this Prospectus.

The Common Stock is quoted on the Over-the Counter Bulletin Board of the NASDAQ Market under the symbol "MRDG." The last reported closing bid and asked prices of the Common Stock on October 9, 2006 were $0.075 and $0.075 per share, respectively.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY THOSE PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE COMPANY HAS INCURRED SUBSTANTIAL OPERATING LOSSES. SEE "RISK FACTORS"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any Sate in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

The Selling Stockholders directly or through agents, dealers or underwriters to be designated from time to time may sell the Securities on terms to be determined at the time of sale. To the extent required, the number of Securities to be sold, the respective purchase price and public offering price, the name of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in and accompanied by a Prospectus Supplement. See "Plan of Distribution."

The Selling Stockholders and any agents, dealers or underwriters that participate with the Selling Stockholders in the distribution of their shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profits on the resale of the Selling Stockholders' shares, may be deemed to be underwriting commissions or discounts under the Securities Act. Under applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two (2) business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, in connection with transactions in the Securities during the effectiveness of the Registration Statement of which this Prospectus forms a part. All of the foregoing may affect the marketability of the Securities.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TOANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

The date of this Prospectus is October 16, 2006.

                           MIRACOR DIAGNOSTICS, INC.

                         1,000,000 Shares of Common Stock

                                TABLE OF CONTENTS


AVAILABLE INFORMATION.........................................................7

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................7

PROSPECTUS SUMMARY............................................................8

RISK FACTORS..................................................................8

PLAN OF DISTRIBUTION.........................................................37

DESCRIPTION OF CAPITAL STOCK.................................................38


                           ---------------------------
                                   PROSPECTUS
                           ---------------------------

                                 October 16, 2006

                              AVAILABLE INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company in accordance with the Exchange Act can be inspected and copies made at the public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549; Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 7 World Trade Center, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a web-site that contains reports, proxy and information statements and other information regarding the Company that are on file with the Commission. The address of the Commission's web-site is http://www.sec.gov.

The Company has filed with the Commission a Registration Statement on Form S-8 (including all amendments thereto, the "Registration Statement"), with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees. No person has been authorized by the Company to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any distribution of the shares of the Common Stock issuable under the terms of this Prospectus, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company incorporates herein by reference the following documents heretofore filed with the Commission: the Annual Report of the Company on Form 10-KSB for the fiscal year ended December 31, 2005 and the reports for fiscal quarters ended March 31, 2006 and June 30, 2006.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

The Company will provide, without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that is incorporated into the Prospectus. Such written requests should be directed to the Secretary of the Company at 9191 Towne Centre Drive, Suite 400 San Diego, California 92122, telephone (858) 455-7127.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed descriptions and financial information and statements appearing elsewhere in this Prospectus and the documents incorporated herein by reference.

The Company
-----------

The Company is in the business of acquiring, developing and managing magnetic resonant imaging centers throughout the United States. See "The Company" and "Risk Factors" below.

The Company's principal offices are located at 9191 Towne Centre Drive, Suite 400, San Diego, California 92122, telephone (858) 455-7127.

The Offering
------------

Up to 1,000,000 shares of Common Stock are being offered pursuant to this Prospectus which may be offered from time to time by the Selling Stockholders for their own account.

Plan of Distribution
--------------------

The Selling Stockholders, directly or through agents or underwriters, may offer and sell from time to time all or any part of the Securities held by them in amounts and on terms to be determined or at quoted prices then prevailing on the Bulletin Board Over-the-Counter Market. See "Plan of Distribution."

Risk Factors
------------

THE OWNERSHIP AND INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS, OUR COMMON SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THESE RISKS RELATING TO OUR COMPANY.

RISKS RELATING TO OUR BUSINESS

ALTHOUGH WE WERE PROFITABLE THIS YEAR, WE HAVE INCURRED SUBSTANTIAL OPERATING LOSSES IN PRIOR YEARS. AS A RESULT WE HAVE A SUBSTANTIAL ACCUMULATED DEFICIT AS OF DECEMBER 31, 2005. IF WE ARE UNABLE TO IMPROVE OUR FINANCIAL PERFORMANCE, WE MAY BE UNABLE TO PAY OUR OBLIGATIONS.

For the year ended December 31, 2005 we had net income of $661,856 including a one time gain of $540,573. We incurred a net loss of $2.2 million for the year ended December 31, 2004. At December 31, 2005, we had an accumulated stockholders' deficit of $28.5 million which includes losses from our prior operations and losses incurred from operating in the medical diagnostic imaging business. Our ability to sustain profitability depends upon our ability to successfully market our medical diagnostic imaging business, of which there can be no assurance. While we believe we have taken steps and other actions to solidify our financial condition, we cannot give assurances that we will be able to generate sufficient cash flow from operations to satisfy our debt obligations. If we cannot satisfy our debt obligations, we may no longer be able to continue in business.

BECAUSE OUR INDUSTRY IS CAPITAL INTENSIVE, WITH HIGH FIXED COSTS, A FAILURE TO MEET OUR CAPITAL EXPENDITURE REQUIREMENTS, PARTICULARLY FOR DEVELOPMENT EXPENSES AND FOR UPGRADES OF EQUIPMENT, COULD ADVERSELY AFFECT OUR BUSINESS.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the acquisition of additional centers and new diagnostic imaging equipment. We incur capital expenditures to, among other things, upgrade and replace existing equipment for existing facilities and expand within our existing markets and enter new markets. Most of our capital expenditures are 100% financed and therefore we estimate our out-of-pocket capital expenditure requirements over the next twelve months to be less than $200,000. We currently have sufficient assets to adequately meet these expenditures as well as fund our current operations; however, to the extent we are unable to generate sufficient cash from our operations, funds are not available from our lenders or we are unable to structure or obtain financing through operating leases, long-term installment notes or capital leases, we may be unable to meet our capital expenditure requirements. This situation would have an adverse affect on our ability to continue as a business.

OUR ABILITY TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO MAKE PAYMENTS ON OUR DEBT AND OTHER CONTRACTUAL OBLIGATIONS DEPENDS ON OUR FUTURE FINANCIAL PERFORMANCE. THERE ARE MANY FACTORS, MANY OUTSIDE OUR CONTROL, WHICH MAY MEAN THAT WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

Our ability to generate sufficient cash flow from operations to make payments on our debt and other contractual obligations will depend on our future financial performance. As of September 30, 2006 our total contractual obligations were approximately $ 11.5 million for notes payable, $4.4 million for capital leases and $3.9 million for operating leases. We currently have sufficient assets to meet these obligations on a monthly basis; however, our ability to generate sufficient cash flow from operations to make payments on our debt and other contractual obligations will depend on our future financial performance.

A range of economic and business (see "RISKS RELATING TO OUR BUSINESS"), competitive, regulatory and legislative (see "RISKS RELATING TO GOVERNMENT REGULATION OF OUR BUSINESS" ), factors, many of which are outside of our control, will affect our financial performance. A negative affect on our financial performance may create an inability to generate sufficient cash flow to satisfy our debt and other contractual obligations which would adversely impact our business, financial condition and results of operations. This situation would have an adverse affect on our ability to continue as a business.

WE DEPEND UPON REFERRALS FROM PHYSISCIANS. OUR ABILITY TO GENERATE REVENUE DEPENDS IN LARGE PART UPON SUCH REFERRALS FROM PHYSICIANS. A SIGNIFICANT REDUCTION IN REFERRALS WOULD HAVE A NEGATIVE IMPACT ON OUR BUSENESS.

A significant reduction in referrals would have a negative impact on our business. We derive substantially all of our net revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our facilities. We depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, our scan volume could decrease, which would reduce our net revenue and operating margins. Further, commercial third-party payors have implemented programs that could limit the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These "closed panel" systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside the system's designated panel of providers. If we are unable to compete successfully for these managed care contracts, our results and prospects for growth could be adversely affected. This situation would have an adverse affect on our ability to continue as a business.

BECAUSE WE HAVE HIGH FIXED COSTS, LOWER SCAN VOLUMES PER SYSTEM COULD ADVERSELY AFFECT OUR BUSINESS. WITH SUCH HIGH FIXED COSTS, WE MUST HAVE A STRONG REVENUE FLOW TO BE SUCCESSFUL. DECREASED REVENUE COULD NEGATIVELY IMPACT OUR BUSINESS, MAKING US LESS PROFITABLE OR UNPROFITABLE.

The principal components of our expenses, excluding depreciation, consist of compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which would adversely affect our business, making us less profitable or unprofitable. To be specific, compensation expense for technologists in 2005 was approximately $1,645,000 as compared to $1,670,000 in 2004, representing a decrease of $25,000 or 1.5%. We do not expect this trend to continue because the cost of salaries is increasing. Salaries and wages expense aside from compensation expense for technologists in 2005 was approximately $3,014,000 as compared to approximately $2,952,000 for 2004, an increase of $62,000 or 2.1%. We expect this trend to continue with the rising cost of salaries and slightly with an increase in volume. Real estate lease expense was approximately $1,134,000 in 2005 as compared to $1,100,000 in 2004, an increase of $34,000 or 3.1%. We expect this trend to continue. Equipment maintenance expense in 2005 was approximately $1,323,000 as compared to $1,227,000 in 2004, an increase of $96,000 or 7.8%. As our equipment ages, we expect the cost of maintenance to increase further.

A PRIME OBJECTIVE OF HEALTH MAINTENANCE AND PREFERRED PROVIDER ORGANIZATIONS IS TO CONTROL THE COST OF HEALTHCARE SERVICES. SUCH CONTRACTING CAN BE COMPETITIVE. PRESSURE TO CONTROL HEALTHCARE COSTS COULD HAVE A NEGATIVE IMPACT ON OUR RESULTS.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The development and expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our networks could have a negative impact on the utilization and pricing of our services, because these organizations will exert greater control over patients' access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services.

WE HAVE AN ONGOING REQUIREMENT FOR CAPITAL BECAUSE WE MUST CONTINUALLY PURCHASE NEW EQUIPMENT TO UPGRADE AND REPLACE OUR EXISTING EQUIPMENT. AS A RESULT, WE EXPECT TO NEED ADDITIONAL CAPITAL TO OPERATE AND EXPAND OUR OPERATIONS We utilize capital to purchase new diagnostic imaging equipment, to upgrade and replace existing equipment, to expand within existing markets and to enter new markets. Our capital sources have consisted primarily of borrowings under our credit facility, borrowings under secured leases, and sales of common stock. The borrowing capacity under our credit facility at December 31, 2005 was $2,404,878. Our ability to accomplish our goals and to execute our business strategy depends on our continued ability to access capital on appropriate terms. Our growth could be limited and our existing operations impaired unless we are able to obtain additional capital through subsequent debt or equity financings. Over the next 12 months, we may consider purchasing one to two MRI systems with a total cost of $1 million to $3 million. We currently do not have the resources to acquire these systems. These purchases would be funded through vendor financing as we have done in the past. There can be no assurance that borrowing capa city under our credit facility will be available to us when needed or that we will be able to obtain additional financing or that, if available, such financing will be on terms acceptable to us. As a result, there can be no assurance that we will be able to implement our business strategy successfully.

WE HAVE HISTORICALLY RELIED ON ACQUISITIONS AS A METHOD TO EXPAND OUR BUSINESS. IF WE DO NOT SUCCESSFULLY INTEGRATE ACQUISITIONS, WE MAY NOT BE ABLE TO ACHIEVE THE EXPECTED BENEFITS FROM FUTURE ACQUISITIONS WHICH WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS.

We have historically relied on acquisitions as a method of expanding our business. We may not successfully locate what we consider to be suitable acquisition candidates. However, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions we plan to continue with our current operations but may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

         o demands on management related to the increase in our size after an acquisition;
         o the diversion of our management's attention from the management of daily operations to the integration of operations;
         o        difficulties in the assimilation and retention of employees;
         o        potential adverse effects on operating results; and
         o        challenges in retaining clients.

We may not be able to maintain the levels of operating efficiency acquired companies will have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size related benefits that we hoped to achieve after these acquisitions which would harm our financial condition and operating results.

WE DEPEND UPON OUR MANAGEMENT TEAM TO A SUBSTANTIAL EXTENT. LOSS OF KEY EXECUTIVES AND FAILURE TO ATTRACT QUALIFIED MANAGERS, TECHNOLOGISTS AND MARKETING PERSONS COULD LIMIT OUR GROWTH AND NEGATIVELY IMPACT OUR OPERATIONS.

We depend upon our management team to a substantial extent. As we grow, we will increasingly require field managers and sales persons with experience in our industry and skilled technologists to operate our diagnostic equipment. It is impossible to predict the availability of qualified field managers, sales persons and technologists or the compensation levels that will be required to hire them. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems. We may not be able to hire and retain a sufficient number of technologists, and we may be required to pay bonuses and higher salaries to our technologists, which would increase our expenses. The loss of the services of any member of our senior management or our inability to hire qualified field managers, sales persons and skilled technologists at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

THE MARKET FOR DIAGNOSTIC IMAGING SERVICES IS COMPETITIVE. WE COMPETE PRINCIPALLY ON THE BASIS OF OUR REPUTATION FOR PROVIDING OUR CONVENIENTYLY LOCATED CENTERS AND COST-EFFECTIVE, HIGH-QUALITY DIAGNOSTIC IMAGING SERVICES. WE MAY EXPERIENCE COMPETITION FROM OTHER DIAGNOSTIC IMAGING COMPANIES. THIS COMPETITION COULD ADVERSELY AFFECT OUR REVENUE AND OUR BUSINESS.

The market for diagnostic imaging services is competitive. We compete principally on the basis of our reputation for providing our conveniently located centers and our cost-effective, high-quality diagnostic imaging services. We compete locally with groups of radiologists and some non-radiologist physician practices, established hospitals, clinics and certain other independent organizations that own and operate imaging equipment. Our major national competitors include Radiologix, Inc., Alliance Imaging, Inc., Healthsouth Corporation and Insight Health Services. Some competitors are better established and have substantially greater financial, marketing and other resources than us. Further, most of our competitors have been in existence for a substantially longer period of time and may be better established in those markets where we intend to sell our services. As a result of our relative lack of financial, marketing and other resources, there can be no assurance that we will be able to market our MRI services successfully, or compete in the diagnostic imaging industry.

WE DERIVE MOST OF OUR REVENUES FROM DIRECT BILLINGS TO PATIENTS AND THIRD PARTY PAYORS. CHANGES IN THE RATES OR METHODS OF THIRD-PARTY REIMBURSEMENTS FOR DIAGNOSTIC IMAGING SERVICES COULD RESULT IN REDUCED DEMAND FOR OUR SERVICES WHICH WOULD RESULT IN A DECLINE IN OUR REVENUES AND HARM TO OUR FINANCIAL POSITION.

We derive most of our revenues from direct billings to patients and third-party payors such as Medicare or private health insurance companies. Any changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on our net revenues. In the past, initiatives have been proposed which, if implemented, would have had the effect of substantially decreasing reimbursement rates for diagnostic imaging services. Similar initiatives enacted in the future may have an adverse impact on our financial condition and our operations. Any change in the rates of or conditions for reimbursement could substantially reduce the number of procedures for which we can obtain reimbursement or the amounts reimbursed to us or our clients for services provided by us. For example, recent legislative changes in California's workers compensation rules will have a negative impact on reimbursement rates for diagnostic imaging services performed in that state. We derive only a small portion of our net revenue from California's workers compensation, so we do not expect this particular legislation to have a significant impact on us. However, we cannot guarantee that other states will not enact similar legislation.

WE MUST USE CURRENT TECHNOLOGY TO BE COMPETITIVE. TECHNOLOGICAL CHANGE IN OUR INDUSTRY COULD REDUCE THE DEMAND FOR OUR SERVICES AND REQUIRE US TO INCUR SIGNIFICANT COSTS TO UPGRADE OUR EQUIPMENT.

We must use current technology to be competitive. The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. This may accelerate the obsolescence of our equipment, and we may not have the financial ability to acquire the new or improved equipment. In that event, we may be unable to deliver our services in the efficient and effective manner which payors, physicians and patients expect and thus our revenue could substantially decrease.

IT IS DIFFICULT TO ESTIMATE OUR UNCOLLECTIBLE ACCOUNTS RECEIVABLE AND CONTRACTUAL ALLOWANCES FOR BILLED CHARGES, WHICH MAY IMPACT OUR EARNINGS.

Because of the complex nature of billing for healthcare services, it is difficult for us to estimate our uncollectible accounts receivable and our contractual allowances for billed charges. If we have to significantly revise our estimates and our existing reserves are not adequate, this may negatively impact our earnings. However, write-offs are accounted for when determining the level of allowance for doubtful accounts resulting in minor revisions of allowance for doubtful accounts on a continual and consistent basis; therefore, we have not historically incurred any significant write-offs causing a revision of estimates, but cannot guarantee that we may not do so in the future. Our accounts receivable and related allowance for doubtful accounts at December 31, 2005 are $14,113,800 and $8,087,239 respectively.

OUR RECORDED GOODWILL AMOUNTS MAY BE IMPAIRED UNDER NEW ACCOUNTING STANDARDS.

At September 30, 2006, we had approximately $7.8 million recorded as goodwill. On an annual basis, we assess our recorded goodwill amounts for impairment by applying a fair-value-based test. If our goodwill is impaired, we are required to record a non-cash charge by writing down all or a portion of our recorded goodwill amounts. Such a write down could have a material impact on our results of operations in 2006 or future periods. To the extent we sell or close diagnostic imaging centers in the future, we may write-down all or a portion of our goodwill amounts.

We took this action in 2004 in connection with our decision to dispose of net assets of certain centers in Jacksonville and Orange Park, Florida. We disposed of these facilities as a result of continuing operating losses. We assigned an impairment charge which amounted to $994,445 primarily related to previously recorded goodwill associated with the Florida centers but including a small impairment of $6,795 related to the closure of our Newport Beach center. We can not guarantee that we will not have to make similar adjustments in the future.

TIMELY, EFFECTIVE SERVICE IS ESSENTIAL TO MAINTAINING OUR REPUTATION AND HIGH UTILIZATION RATES ON OUR IMAGING SYSTEMS. WE MAY BE UNABLE TO EFFECTIVELY MAINTAIN OUR IMAGING SYSTEMS OR GENERATE REVENUE WHEN OUR SYSTEMS ARE NOT WORKING.

Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, payroll, annual system maintenance costs and insurance. Because the majority of these expenses are fixed, a reduction in the number of scans performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

WE MAY BE SUBJECT TO PROFESSIONAL LIABILITY RISKS WHICH COULD BE COSTLY AND NEGATIVELY IMPACT OUR BUSINESS AND FINANCIAL RESULTS.

We may be subject to professional liability claims. Although there currently are no known hazards associated with MRI or our other scanning technologies when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk, but screening may nevertheless fail to identify the hazard. To protect against possible professional liability, we maintain professional liability insurance. However, if we are unable to maintain insurance in the future at an acceptable cost or at all or if our insurance does not fully cover us, and a successful claim was made against us, we could be exposed. Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have a n adverse effect on our financial performance.

OUR STOCK IS VOLATILE, HAS A LIMITED PUBLIC MARKET, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE YOUR PURCHASE PRICE.

We have a limited public market for our common stock. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations that have particularly affected the market prices of companies in the healthcare service industries and that have often been unrelated to the operating performance of the affected companies. Announcements of changes in reimbursement policies of third-party payors, legislative or regulatory developments, economic news and other external factors, including geopolitical developments, may have a significant impact on the market price of healthcare stocks. Although our common stock trades on the NASD Bulletin Board, an active trading market for our shares may never be sustained. From December 31, 2004 to September 30, 2006, the purchase prices of our stock has ranged from $0.20 to $0.50. Your purchase price may vary from the market price of our common stock after your purchase. If you purchase shares of common stock, you may not be able to resell those share s at or above your purchase price. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

         -        factors affecting national security markets;
         -        actual or anticipated fluctuations in our operating results;
         - changes in financial estimates by securities analysts or our failure to perform in line with such estimates;
         - changes in market valuations of other similar companies, particularly those that sell products and services such as ours;
         -        a change in interest rates;
         - announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
         - introduction of technologies or product enhancements that reduce the need for our products or services; and
         -        departures of key personnel.

BUYING A LOW-PRICED PENNY STOCK SUCH AS OURS IS RISKY AND SPECULATIVE.

Our shares are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated pers ons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to sell any of our shares you may own in the public markets.

THE OVER-THE-COUNTER MARKET FOR STOCK SUCH AS OURS HAS HAD EXTREME PRICE, SPREAD AND VOLUME FLUCTUATIONS.

The securities of companies such as ours have historically experienced extreme price, spread and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and quarterly variations in our operational results, may have a negative effect on the market price of our common stock.

WE HAVE PROVISIONS IN OUR CORPORATE ORGANIZATIONAL DOCUMENTS WHICH COULD DISCOURAGE ACQUISITION PROPOSALS AND MAKE DIFFICULT A CHANGE OF CONTROL.

Our Articles of Incorporation and By-Laws contain provisions that may make the acquisition of control of Miracor by means of tender offer, over-the-counter market purchases, a proxy fight or otherwise, more difficult. Consequently, limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include the inability to remove directors except for cause and our ability to issue, without further stockholder approval, shares of preferred stock with rights and privileges senior to the common stock. This could prevent security holders from realizing a premium on their securities. We also have a staggered board of directors, which is a further impediment to a change in control. In addition, we have also entered into employment agreements with our executive officers, which contain provisions that require us to pay certain amounts to the executives upon their termination following a change of control. These agreements may delay or prevent a change in control of Miracor. Some or all of these conditions could be revised if the company pursues a friendly transaction.

WE HAVE A NUMBER OF RESTRICTED SHARES ELIGIBLE FOR FUTURE SALE

At December 31, 2005, there were 2,952,470 shares of common stock that were issued and outstanding that are "restricted securities" as that term is defined by Rule 144 of the Securities Act, all of which are currently eligible for resale in compliance with Rule 144 of the Securities Act. Of these shares, a total of 1,478,545 shares or approximately 50.1% of our issued and outstanding shares are owned by our current officers and directors.

Rule 144 provides that, in general, a person holding restricted securities for a minimum period of one (1) year may, every three (3) months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of Miracor's then outstanding common stock or the average weekly trading volume of the common stock during the four (4) calendar weeks immediately prior to such sale. Rule 144 also permits, under certain circumstances; the sale of shares without any quantity limitations by a person who is not an affiliate of Miracor's and was not an affiliate at any time during the ninety (90) day period immediately prior to such sale, and who has satisfied a two (2) year holding period. Sales of Miracor's common stock by shareholders under Rule 144 may have a depressive effect on the market price of our common stock.

In raising new financing, we may find it necessary to issue common stock at a discount to the current market price and we may find it necessary to issue warrants to complete such a transaction.


RISKS RELATING TO GOVERNMENT REGULATION OF OUR BUSINESS

STATE AND FEDERAL ANTI-KICKBACK AND ANTI-SELF-REFERRAL LAWS MAY ADVERSELY AFFECT OUR INCOME.

The federal Physician Self-Referral or "Stark" law prohibits a physician from referring Medicare patients for certain "designated health services" to an entity with which the physician (or an immediate family member of the physician) has a financial relationship unless an exception applies. In addition, the receiving entity is prohibited from billing for services provided pursuant to the prohibited referral.

Designated health services under Stark include radiology services (MRI, CT, x-ray, ultrasound and others), radiation therapy, inpatient and outpatient hospital services and several other services. A violation of the Stark Law does not require a showing of intent. If a physician has a financial relationship with an entity that does not qualify for any exceptions, the referral of Medicare patients to that entity for designated health services is prohibited and, if the entity bills for such services, the Stark sanctions apply.

Sanctions for violating Stark include denial of payment, mandatory refunds, civil money penalties and/or exclusion from the Medicare program. In addition, some courts have allowed federal False Claims Act lawsuits premised on Stark Law violations. We believe that the federal Stark Law prohibition is expansive, and its statutory language and implementing regulations are ambiguous. Consequently, the general opinion in that the statute has been difficult to interpret. In 1995, the Centers for Medicare and Medicaid Services, CMS, published final regulations interpreting the Stark prohibition as applied to clinical laboratory services. In 1998, CMS released proposed regulations interpreting Stark as applied to all designated health services. In 2001, CMS published Phase I of the final Stark regulations which went into effect in January 2002. On March 26, 2004, CMS published Phase II of the final Stark regulations which became effective in July 2004. Phase II included some additional regulatory exceptions and definitions providing more flexibility in some areas and more specificity in other, but did not extend designated health services to PET or nuclear medicine.

With each set of regulations, CMS' interpretation of the statue has evolved. This has resulted in considerable confusion concerning the scope of the referral prohibition and the requirements of the various exceptions. It is noteworthy, however, that CMS has taken the position that the Stark Law is self-effectuating and does not require implementing regulations. Thus, the government believes that physicians and others must comply with the Stark Law prohibitions regardless of the state of the regulatory guidance. The Stark Law does not directly prohibit referral of Medicaid patients, but rather denies federal financial participations to state Medicaid programs for services provided pursuant to a tainted referral. Thus, Medicaid referrals are subject to whatever sanctions the relevant state has adopted. Several states in which we operate have enacted or are considering legislations that prohibits "self-referral" arrangements or requires physicians or other healthcare providers to disclose to patients any financial interest they have in a healthcare provider to whom they refer patients. Possible sanctions for violating these state statutes include loss of licensure, civil fines and criminal penalties. The laws vary from state to state and seldom have been interpreted by the courts or regulatory agencies. Nonetheless, strict enforcement of these requirements is likely. We believe our operations materially comply with the federal and state physician self-referral laws. However, given what we see as the ambiguity of these statutes, the uncertainty of the regulations and the lack of judicial guidance on many key issues, we can give no assurance that the Stark Law or other physician self-referral regulations will not be interpreted in a manner that could adversely affect our business, financial condition and results of operations.

ENFORCEMENT OF FEDERAL AND STATE PRIVACY AND ASSOCIATED LAWS MAY ADVERSELY AFFECT OUR INCOME.

How providers and their business associates use and disclose certain healthcare information has come under increasing public sensitivity and scrutiny. Additional risks for healthcare providers and their business associates are posed by the new HIPAA federal standards, which set forth guidelines concerning how individually-identifiable health information may be used and disclosed. Historically, state law has governed confidentiality issues. But as a result of the enactment of HIPAA, some states are considering revisions to their existing laws and regulations. These changes may or may not be consistent with the federal HIPAA provisions. As a provider of healthcare services, we must conform to all applicable laws, both federal and state. We believe that our operations are compliant with these legal standards. Nevertheless, these laws and regulations are new and few have been interpreted by government regulators or courts. Consequently, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations.

FEDERAL FALSE CLAIMS ACT VIOLATIONS COULD AFFECT OUR PARTICIPATION IN GOVERNMENT PROGRAMS.

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The Federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal anti-kickback law or Stark Law may be considered a violation of the Federal False Claims Act. Penalties include fines ranging from $5,500 to 11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are in compliance with the rules and regulations that apply to the Federal False Claims Act. However, we could b e found to have violated certain rules and regulations resulting in sanctions under the Federal False Claims Act. If we are found in violation, any sanctions imposed could result in fines and penalties and restrictions on and exclusions from participation in federal and state healthcare programs that are integral to our business.

OUR AGREEMENTS WITH THE CONTRACTED RADIOLOGY PRACTICES MUST BE STRUCTURED TO AVOID THE CORPORATE PRACTICE OF MEDICINE AND FEE-SPLITTING.

The laws of many states prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. State regulatory authorities or other parties may assert that we are engaged in the corporate practice of medicine or that the payment of service fees to us by the radiology practices constitutes fee-splitting. If such a claim were successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. This result, or our inability to successfully restructure our relationships to comply with these statutes, could jeopardize our business strategy.

LICENSING AND CERTIFICATION LAWS MAY LIMIT OUR ABILITY TO EXPAND.

Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers, personnel, certificates of need and other required certificates for certain types of healthcare centers and major medical equipment. The laws of some of the states in which we operate limit our ability to acquire new diagnostic imaging equipment or expand or replace our existing equipment at diagnostic imaging centers in those states. In addition, freestanding diagnostic imaging centers that provide services that are not performed as part of a physician office must meet Medicare requirements to be certified as an independent diagnostic testing facility to bill the Medicare and Medicaid programs. We may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the market for our services.

THE REGULATORY FRAMEWORK IS UNCERTAIN AND EVOLVING.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or our anticipated business has been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and limits our ability to enter into capitated or other risk sharing managed care arrangements.

WE COULD BE HARMED IF WE ARE UNABLE TO TIMELY CONTINUE TO COMPLY WITH HIPAA STANDARD TRANSACTION AND CODE SET REQUIREMENTS.

The administrative provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data between healthcare payors, plans and providers. HIPAA is designed to enable the entire healthcare industry to communicate electronic data using a single set of standards, thus eliminating all nonstandard formats currently in use. Our diagnostic imaging centers are "covered entities" under HIPAA, and as such, had to comply with the HIPAA electronic data interchange mandates by the October 16, 2003 deadline. We are able to produce compliant transactions and we continue to test to ensure that there are no unexpected claims or payment delays. We continue to believe there may be some cash flow disruption once CMS and other payor contingency plans for noncompliant transactions are no longer in effect. A failure in our continued ability to comply with HIPAA Standards or the discontinuance of CMS or payor contingency plans could cause us to experience a delay i n its claims processing by its payors or lead to a large number of rejected or denied claims. Either of these results may slow our cash collections and increase our accounts receivable days sales outstanding. If our cash reserves or credit lines prove to be insufficient for our cash flow needs, our business and operations could be adversely affected. This, in turn, may limit our access to capital for growth. The privacy standards went into effect in April 2003. The electronic standards for transactions went into effect in October 2003. The security standards went into effect in April 2005. A violation of HIPAA's standard transactions and privacy and security provisions may result in criminal and civil penalties. We believe we are in compliance with the current requirements.

Forward-Looking Statements and Associated Risk.

This prospectus includes "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, and we desire to take advantage of the "safe harbor" provisions in those laws. Therefore, we are including this statement for the express purpose of availing ourselves of the protections of these safe harbor provisions with respect to all of the forward-looking statements we make. The forward-looking statements in this prospectus reflect our current views with respect to possible future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including specifically the absence of significant revenues, financial resources, a history of losses, significant competition, trading risks of low-priced stocks and those other risks and uncertainties discussed herein that could cause our actual results to differ materially from our historical results or those we anticipate. In this prospectus, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify certain forward-looking statements. You are cautioned to consider the specific risk factors described in "Risk Factors" and elsewhere in this prospectus and not to place undue reliance on the forward-looking statements contained in this prospectus, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect the effect of events or circumstances that may arise after the date of this prospectus. All written and oral forward-looking statements made subsequent to the date of this prospectus and attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

BUSINESS OVERVIEW

Miracor Diagnostic Inc. and its subsidiaries have been operating freestanding diagnostic imaging centers since 1998. We are an independent provider of medical diagnostic imaging services; specifically magnetic resonance imaging ("MRI") and computed tomography ("CT") services through our network of company-owned and operated fixed-site, freestanding outpatient facilities. We operate 13 wholly-owned centers, clustered in the following five states: California, Florida, Illinois, Ohio and Oregon. We have strategically organized our facilities into regional networks in markets which have either or both high-density and expanding populations as well as what we believe to be attractive payor diversity. We target our growth/expansion in the areas in which we currently operate. We believe that this clustering strategy brings many benefits including lower costs, management coverage and name recognition.

All of our facilities employ modern equipment and technology in modern, patient-friendly settings. Seven of our facilities are multi-modality sites, offering various combinations of MRI, CT, mammography, ultrasound, bone densitometry, diagnostic radiology, or X-ray and fluoroscopy. Six of our facilities are single-modality sites, offering MRI only. Consistent with our regional network strategy, we attempt to locate our single-modality facilities near multi-modality sites to obtain favorable managed care/insurance contracts.

At our facilities, we provide all of the equipment as well as all non-medical operational, management, financial and administrative services necessary to provide diagnostic imaging services. We deliver these imaging services tailored to the needs of the patient, physician and local health care markets. We give our facility managers authority to run the facilities to meet the demands of local market conditions, while our corporate structure provides economies of scale, corporate training programs, standardized policies and procedures and sharing of best practices across our networks. Each facility manager is responsible for meeting our standards of patient service, managing relationships with local physicians and payors and maintaining profitability.

We derive substantially all of our revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our facilities with 82% of our 2005 revenues derived from MRI services, 10% from CT services and 8% from other diagnostic imaging services for the year ended December 31, 2005. We performed approximately 60,000 diagnostic imaging scans and generated net revenue from continuing operations of approximately $19.5 million for the year ended December 31, 2005.

Our common stock, par value $0.15 per share, is traded over-the-counter on the NASD Bulletin Board under the symbol "MRDG".


SIGNIFICANT EVENTS

In March 2006, the Board of Directors appointed Ross S. Seibert, the Chief Financial Officer, as the new Chief Executive Officer, President and Director replacing M. Lee Hulsebus, who retired. The Board also accepted the resignation of Robert S. Muehlberg, who served as President and Chief Operating Officer. Mr. Seibert will continue his duties as Chief Financial Officer. Leslie G. Weber was hired as Chief Operating Officer and Chief Marketing Officer and Ann Wadsworth was promoted to Chief Accounting Officer. The Board subsequently elected Howard
W. Salmon, who previously was a director, as Chairman of the Board of Directors. We now have six independent directors, one management director and one former management director. Over the next five years, we will ratably pay approximately $1.3 million in compensation and health care benefits for the departing officers. This amount has been accrued and expensed in the Company's 2006 consolidated financial statements.


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

In January 2004, we opened a diagnostic imaging center located in Orange Park, Florida. In the fourth quarter of 2004, management determined the length of time for this center to become profitable was beyond the time horizon set forth in our strategic objectives. We designated this facility for sale as of December 31, 2004. Effective March 9, 2005, we completed the sale of this center. The sales price was $1.8 million, resulting in a gain on sale of approximately $541,000. Net cash received was approximately $340,000 after retiring $1.5 million of debt collateralized by equipment held at the facility. The sale included assets we owned and leased in our operation of First Choice Imaging, Inc., but did not include accounts receivable aggregating approximately $145,000.

In July 2004, we completed a private placement of 3% Series A Convertible Preferred Stock for a total of 3,378,376 shares, which automatically convert two years from the closing date of the transaction on a one-for-one basis into common stock, at $0.37 per share subject to certain limitations and registrations. The shareholder may elect to convert at any time before the two-year anniversary date also subject to certain limitations and registrations. In addition to the preferred shares, 1,013,525 warrants were issued and are exercisable at $0.55 per share for a period of five years from the date of issuance. The 3% Series A Convertible Preferred Stock has preferences in the payment of dividends and upon liquidation as well as voting and anti-dilution rights and was offered by means of a private placement under exemptions pursuant to the Securities Act of 1933, as amended. We received proceeds of $1,096,507, net of closing costs.

In addition, 439,189 warrants, valued at $192,850, were issued as finder fees. These warrants are exercisable for the five year period from the date of issuance with 337,837 of the warrants at an exercise price of $0.37 and the remaining 101,352 warrants at a price of $0.55. In 2004, we filed a registration statement with the SEC under Form S-3 to register the underlying common shares of our outstanding preferred stock and warrants. The registration statement was effective September 2005.

In 2004, management elected to hold a center for sale. Management determined the length of time for this center to become profitable was beyond the time horizon set forth in our strategic objectives. Accordingly, the assets and liabilities, as applicable, are classified as held for sale and the related results of operations are reported in discontinued operations in the accompanying consolidated financial statements. Certain reclassifications within the accompanying consolidated financial statements have been made to reflect the effects of discontinued operations for all periods presented.

For year ended December 31, 2004, loss from discontinued operations includes a $994,445 pre-tax charge to write-down the related goodwill associated with the diagnostic imaging centers that have been closed or designated as held for sale.

In March 2005, we completed the restructure of seven notes payable and capital leases. Payments were reduced to approximately interest only for a 3-12 month period followed by reduced principal and interest payments for the remaining term of the obligations. Most of the obligations' remaining terms were lengthened from 1 to 2 years with balloon payments at the end of the term.

On April 21, 2005, we registered 800,000 shares of common stock under Form S-8. Shares may be awarded under this plan until March 1, 2010.

INDUSTRY OVERVIEW

Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures. Diagnostic imaging procedures include: magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiography (X-ray) and fluoroscopy.

MAGNETIC RESONANCE IMAGING. MRI utilizes a strong magnetic field in conjunction with low energy electromagnetic waves that are processed by a computer to produce high-resolution, three-dimensional, cross-sectional images of body tissue. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen. Conditions that can be detected by MRI include multiple sclerosis, tumors, strokes, infections, and injuries to the spine, joints, ligaments, and tendons. Unlike x-rays and computed tomography, MRI does not expose patients to potentially harmful radiation. A typical MRI examination takes from 20 to 45 minutes. New MRI systems are priced in the range of $900,000 to $2,000,000.

COMPUTED TOMOGRAPHY. CT utilizes a computer to direct the movement of an X-ray tube to produce multiple cross-sectional images of a particular organ or area of the body. CT is used to detect tumors and other conditions affecting bones and internal organs. It is also used to detect the occurrence of strokes, hemorrhages and infections. CT provides higher resolution images than conventional X-rays, but generally not as well-defined as those produced by magnetic resonance. A typical CT examination takes from 15 to 45 minutes. New CT systems are priced in the range of $300,000 to $1,200,000.

POSITRON EMISSION TOMOGRAPHY/COMPUTED TOMOGRAPHY. PET/CT combines the technology of both Positron Emission Tomography and Computed Tomography. PET scanning involves the administration of a radiopharmaceutical agent with a positron emitting isotope and the measurement of that isotope to capture the metabolic activity of cells and create images for diagnostic purposes while CT's advanced algorithms allow the physician to see precise patient anatomy. The fused image provides a highly accurate profile of a disease, helping to effectively plan the course of treatment. New PET/CT scanners are priced in the range of $1,1,000,000 to $2,200,000. We do not provide PET at any of our locations at this time.

ULTRASOUND. Ultrasound imaging utilizes high-frequency sound waves to develop images of internal organs, fetuses and the vascular system. Ultrasound has widespread applications, particularly for procedures in obstetrics, gynecology and cardiology. New ultrasound systems are priced in the range of $90,000 to $250,000.

MAMMOGRAPHY. Mammography is a specialized form of radiology utilizing low dosage X-rays to visualize breast tissue and is the primary screening tool for breast cancer. Mammography procedures and related services assist in the diagnosis and treatment planning for breast cancer. New mammography systems are priced in the range of $70,000 to $300,000.

BONE DENSITOMETRY. Bone densitometry uses an advanced technology called dual-energy X-ray absorptiometry, or DEXA, which safely, accurately and painlessly measures bone density and the mineral content of bone for the diagnosis of osteoporosis and other bone diseases. New bone densitometry systems are priced in the range of $40,000 to $90,000.

GENERAL RADIOGRAPHY (OR X-RAY) AND FLUOROSCOPY. X-rays utilize roentgen rays to penetrate the body and record images of organs and structures on film. Fluoroscopy utilizes ionizing radiation combined with a video viewing system for real time monitoring of organs. X-ray and fluoroscopy are the most frequently used imaging modalities. Digital X-ray systems add computer image processing capability to traditional X-ray images. New X-ray systems are priced in the range of $50,000 to $250,000.


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While general X-ray remains the most commonly performed diagnostic imaging procedure, the fastest growing and higher margin procedures are MRI, CT and PET. The number of MRI and CT scans continues to grow due to their wider acceptance by physicians and payors, an increasing number of applications for their use and a general increase in demand due to the aging population in the United States.

IMV, a provider of database and market information products and services to the analytical, clinical diagnostic, biotechnology, life science and medical imaging industries, estimates that over 21.9 million MRI procedures and 45.4 million CT procedures were conducted in the United States in 2002, representing a 22% and 15% increase over the 2001 volume of MRI and CT procedures, respectively. IMV indicates that the number of MRI procedures in the United States has increased at a rate of 12% per year since 1998. This data is particularly relevant to us, given that revenue from MRI and CT scans constituted approximately 91% of our net revenue for the year ended December 31, 2004.

INDUSTRY TRENDS

Industry analysts are projecting the MRI and CT markets' growth over the next 5 years will exceed 15% each year according to Frost & Sullivan as cited by Advance Imaging & Oncology Administrators Newsmagazine, 2003. We believe the major reasons for this continued growth include the following:

THE ESCALATING DEMAND FOR HEALTHCARE SERVICES FROM AN AGING POPULATION. Persons over the age of 65 comprise one of the fastest growing segments of the population in the United States. According to the United States Census Bureau, this group is expected to increase as much as 14% from 2000 to 2010. Because diagnostic imaging use tends to increase as a person ages, we believe the aging population will generate more demand for diagnostic imaging procedures.

THE INCREASING ROLE OF DIAGNOSTIC IMAGING IN HEALTHCARE. Advanced imaging equipment and modalities are allowing physicians to diagnose a wide variety of diseases and injuries quickly and accurately without exploratory surgery or other surgical or invasive procedures, which are usually more expensive, involve greater risk to patients and result in longer rehabilitation time. We believe that future technological advances will continue to enhance the ability of radiologists to diagnose and influence treatment. For example, MRI techniques, such as magnetic resonance spectroscopic imaging, are used to show the functions of the brain and to investigate how epilepsy, AIDS, brain tumors, Alzheimer's disease and other abnormalities affect the brain. In addition, advanced imaging systems are gaining wider acceptance among payors, as they are increasingly seen and accepted as a tool for reducing long-term healthcare costs.

GREATER CONSUMER AWARENESS OF AND DEMAND FOR PREVENTIVE DIAGNOSTIC SCREENING. Diagnostic imaging is increasingly being used as a screening tool for preventive care. Consumer awareness of and demand for diagnostic imaging as a less-invasive and preventive screening method has added to the growth in diagnostic imaging procedures. Consumers are now more aware of the advanced procedures that are available to them and are requesting them as preventive procedures from their physicians and healthcare providers. We believe that, with increased technological advancements, there will be greater consumer awareness of and demand for diagnostic imaging procedures as preventive and less-invasive procedures for early diagnosis of diseases and disorders.

AN INCREASED NUMBER OF HIGH-END PROCEDURES THAT UTILIZE ADVANCEMENTS IN TECHNOLOGY. Recent technological advancements include: magnetic resonance spectroscopic imaging, which can differentiate malignant from benign lesions; magnetic resonance angiography, which can produce three-dimensional images of body parts and assess the status of blood vessels; and enhancements in teleradiology systems, which permit the digital transmission of radiological


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images from one location to another for interpretation. Additional improvements in imaging technologies, contrast agents and scanning capabilities are leading to new, less invasive methods of diagnosing diseases. For example, these improvements are aiding in detecting blockages in the heart's vital arteries, liver metastases, pelvic diseases and certain vascular abnormalities without exploratory surgery.

We believe that the use of the diagnostic capabilities of MRI and other imaging services will continue to increase because they are cost-effective, time-efficient and non-invasive, as compared to alternative procedures, including surgery, and that newer technologies and future technological advancements will continue the increased use of imaging services. In addition, we believe the growing popularity of elective full-body scans will further increase the use of imaging services. At the same time, we believe the industry has increasingly used upgrades to existing equipment to expand applications, extend the useful life of existing equipment, improve image quality, reduce image acquisition time and increase the volume of scans that can be performed. We believe this trend toward equipment upgrades rather than equipment replacements will continue, as we do not foresee new imaging technologies on the horizon that will displace MRI or CT as the principal advanced diagnostic imaging modalities.

IMAGING SETTINGS

MRI, CT, and other imaging services are typically provided in one of the following settings:

o HOSPITALS AND CLINICS. Imaging systems are located in and owned and operated by a hospital or clinic. These systems are primarily used by patients of the hospital or clinic, and the hospital or clinic bills third-party payors, such as health insurers, Medicare or Medicaid.

o FIXED-SITE, FREESTANDING OUTPATIENT DIAGNOSTIC FACILITIES. These facilities range from single-modality to multimodality facilities and are not generally owned by hospitals or clinics. These facilities depend upon physician referrals for their patients and generally do not maintain dedicated, contractual relationships with hospitals or clinics. In fact, these facilities may compete with hospitals or clinics that have their own imaging systems to provide services to these patients. These facilities bill third-party payors, such as managed care organizations, insurance companies, Medicare or other governmental agencies. All of our facilities are in this category.

o OUTSOURCED. Imaging systems, largely located in mobile trailers but also provided in fixed facilities, provide services to a hospital or clinic on a shared-service or full-time basis. Generally, the hospital or clinic contracts with the imaging service provider to perform scans of its patients, and the imaging service provider is paid directly by that hospital or clinic instead of by a third-party payor.

Of the approximately 22 million MRI scans in 2002, 40% were performed by non-hospital imaging sites per, IMV, Medical Information Division, dated October 10, 2003. In 2004, 60% of the business is composed of outpatient diagnostic imaging while the remainder is hospital-based imaging according to industry analysts. We believe there is a continuing trend towards the movement out of hospitals and into freestanding, outpatient centers.

COMPETITIVE STRENGTHS

ADVANTAGES OF LOCAL NETWORKS WITH EXPANDED GEOGRAPHIC COVERAGE. The organization of our diagnostic imaging facilities into networks around major population centers offers unique benefits to our patients, our referring physicians, our payors and us.


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-     We are able to increase the convenience of our services to patients by implementing scheduling systems within geographic regions, where practical. For example, many of our diagnostic imaging facilities within a particular region can access the patient appointment calendars of other facilities within the same regional network to efficiently allocate time available and to meet a patient's appointment, date, time or location preferences.

- We have found that many third-party payors representing large groups of patients often prefer to enter into managed care contracts with providers that offer a broad array of diagnostic imaging services at convenient locations throughout a geographic area. We believe that our network approach and our utilization management system make us an attractive candidate for selection as a preferred provider for these third-party payors.

- The grouping of our facilities within local networks enables us to easily move technologists and other personnel, as well as equipment, from under-utilized to over-utilized facilities on an as-needed basis. This results in operating efficiencies and better equipment utilization rates and improved response time for our patients.

COMPREHENSIVE DIAGNOSTIC IMAGING SERVICES. At each of our multi-modality facilities, we offer patients and referring physicians one location to serve their needs for multiple procedures. Furthermore, we have complemented our multi-modality sites with single-modality sites to accommodate overflow and to provide a full range of services within a local area consistent with demand. This can help patients avoid multiple visits or lengthy journeys between facilities, thereby decreasing costs and time delays.

DIVERSIFIED PAYOR MIX AND MULTI-MODALITY SERVICE OFFERINGS. Our revenue base comprises a diverse mix of payors, including managed care organizations, traditional indemnity providers, Medicare and other payors. For the year ended December 31, 2004, revenue generated at our diagnostic imaging centers consisted of 45% from commercial third-party payors, 25% from contracts with physician groups, 25% from Medicare and other governmental agencies, and 5% from other payors. In addition, we have experienced relatively stable pricing, with modest increases in most markets and across most modalities. We believe our payor diversity and multi-modality service offerings mitigate our exposure to possible unfavorable reimbursement trends within any one payor class and to modality-specific rate changes.

STRONG RELATIONSHIPS WITH LEADING RADIOLOGY PRACTICES. In each of our regional network markets, we contract with leading radiology practices to provide professional radiology services in connection with our diagnostic imaging centers. We believe that our affiliation with these leading radiology practices enhances our reputation with referring physicians and their patients. In light of an ongoing shortage of radiologists, we believe that our contractual relationships with large, established radiology practices are important to maintaining our high quality service.

EXPERIENCED AND COMMITTED MANAGEMENT TEAM. We have an experienced executive management team. Our management team has created our differentiated approach based on their comprehensive understanding of the diagnostic imaging industry and a disciplined expansion strategy.


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BUSINESS STRATEGY

We intend to enhance our operations and increase scan volume and revenue at our existing facilities by:

         o        expanding within existing markets,
         o        expanding into new regional markets,
         o        updating software
         o improving operating efficiencies within the existing imaging centers,
         o providing outstanding service to referring physicians and patients,
         o maximizing radiologist and technologist expertise and proficiency,
         o        utilizing state-of-the-art diagnostic imaging equipment,
         o        employing and invest in qualified management, and
         o        expediting the collection of cash.

While we are focused on becoming profitable on our current operations, we plan to seek, evaluate and, if such evaluation warrants, to acquire controlling interests in business opportunities that are similar in nature to our existing medical diagnostic imaging centers. We plan to concentrate our search for opportunities located in the regions in which our existing diagnostic centers are located. We may seek a business opportunity in the form of centers which have recently commenced operations or are mature businesses.

In seeking business opportunities, we will base our decision upon the objective of seeking long-term appreciation in market value of our common stock. We will attempt to analyze all relevant factors and make a determination based upon reasonable investigative measures and available data.

Our ability to obtain additional sources of financing cannot be assured. Our growth is dependent upon our ability to obtain additional funding to expand our existing operations and acquire other diagnostic centers.

OPERATION OF CENTERS

At September 30, 2006, we operated 13diagnostic imaging centers located in 5 states. We utilize sophisticated technology and technical expertise to perform a broad range of imaging procedures such as MRI, CT, ultrasound, mammography, DEXA and X-ray. As part of operating our diagnostic imaging centers, we purchase and maintain diagnostic imaging equipment, hire and train employees, schedule patient appointments, perform patient procedures, process bills, keep records and obtain and maintain permits, licenses and insurance.

Our facilities provide standardized services, regardless of location, to ensure patients, physicians and payors consistency in service and quality. We monitor our level of service, including patient satisfaction, timeliness of services to patients and reports to physicians.

The key features of our services include:

         o        Patient-friendly, non-clinical environments,
         o        A 24-hour turnaround on routine examinations,
         o        Flexible patient scheduling, including same-day appointments,
         o        Extended operating hours, including weekends,
         o        Reports delivered via courier, fax or email, and
         o        Standardized fee schedules by region.


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

Managed care organizations, insurers and other entities often represent large groups of patients who are dispersed throughout a wide geographic area. These entities influence referring physicians' decisions by entering into provider agreements with, or otherwise selecting or approving, healthcare service providers, including diagnostic imaging service providers. Our experience is that entities representing large groups of patients often prefer to enter into managed care contracts with providers who offer a broad array of diagnostic imaging services throughout a corresponding geographic area. We have developed our diagnostic imaging networks, in part, to be selected as a preferred provider for these entities more frequently, which may increase physician referrals to our centers.

We focus on providing quality patient care and service to ensure patient and referring physician satisfaction. Our development of comprehensive radiology networks permits us to invest in technologically advanced imaging equipment, including MRI, open MRI and spiral CT. Our consolidation of diagnostic imaging centers into coordinated networks improves response time, increases overall patient accessibility, permits us to standardize certain customer relations procedures and permits us to tailor our services to the needs of the patient, physician and local health care markets. By focusing on further improving and, where appropriate, standardizing the operations of our diagnostic imaging centers, we believe that we can increase patient and referring physician satisfaction, which should lead to increased referrals and increased utilization of our diagnostic imaging centers.

We contract with radiology practices to provide professional services, including supervision and interpretation of diagnostic imaging procedures performed in our diagnostic imaging centers. We believe that we do not engage in the practice of medicine nor do we employ physicians. The radiology practices maintain full control over the provision of professional radiological services. The contracted radiology practices generally have outstanding physician and practice credentials and reputations; strong competitive market positions; a broad sub-specialty mix of physicians; a history of growth and potential for continued growth; and a willingness to embrace our strategy for the delivery of diagnostic imaging services.

Payment for diagnostic imaging services comes primarily from commercial third-party payors, governmental payors (including Medicare), private payors and others. Our centers are principally dependent on our ability to attract referrals from primary care physicians, specialists and other healthcare providers. The referral often depends on the existence of a contractual arrangement with the referred patient's health benefit plan. For the year ended December 31, 2005, approximately only 1% of our revenue generated at our diagnostic imaging centers was generated from capitated arrangements.


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

DIAGNOSTIC IMAGING CENTERS

At September 30, 2006, we owned and operated 13freestanding diagnostic imaging centers in fivestates. We lease the premises at which these facilities are located. Of our 13 centers, 7 centers offer multiple modalities of diagnostic imaging services. Consistent with our local network strategy, we locate our single-modality facilities near multi-modality facilities, to help accommodate overflow in targeted demographic areas.


DIAGNOSTIC IMAGING EQUIPMENT

At September 30, 2006, we operated 30 diagnostic imaging units in 13 centers. These include 13 fixed MRI units, 6 CT units, 5 x-ray units, 3 ultrasound units, 2 mammography units, and 1 DEXA unit. The average age of our MRI units is 5.1 years and CT units 5.0 years.

SALES AND MARKETING

As of September 30, 2006, we also had 13 marketing representatives who are focused on increasing the number of scans performed with our systems by educating physicians about our new imaging applications and service capabilities and who identify and contact potential clients. The marketing representatives are located at each center and are under local management. Furthermore, certain of our executive officers also spend a portion of their time participating in contract negotiations.

COMPETITION

The market for diagnostic imaging is highly competitive. We compete principally on the basis of our reputation and our ability to provide competitive services at our facilities. We compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Our major national competitors include Radiologix, Inc., Alliance Imaging, Inc., Healthsouth Corporation and Insight Health Services. Some of our competitors may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment.

In addition, in the past some non-radiologist physician practices have refrained from establishing their own diagnostic imaging facilities because of the federal physician self-referral legislation. Final regulations issued in January 2001 clarify exceptions to the physician self-referral legislation, which created opportunities for some physician practices to establish their own diagnostic imaging facilities within their group practices and to compete with us. In the future, we could experience significant competition as a result of those final regulations. We cannot guarantee that we will be able to successfully compete.

CORPORATE LIABILITY AND INSURANCE

We may be subject to professional liability claims including, without limitation, for improper use or malfunction of our diagnostic imaging equipment. We maintain insurance policies with coverage that we believe is appropriate in light of the risks attendant to our business and consistent with industry practice. We also require the contracted radiology practices to maintain sufficient professional liability insurance consistent with industry practice. However, adequate liability insurance may not be available to us and the contracted radiology practices in the future at acceptable costs or at all.

Providing medical services entails the risk of professional malpractice and other similar claims. The physicians employed by the contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with the practices under our agreements with them in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians in the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices may be asserted against us in the future, including malpractice.


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

Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance. In addition, claims might adversely affect our business or reputation.

The contracted radiology practices maintain professional liability insurance coverage primarily on a claims made basis. This insurance provides coverage for claims asserted when the policy is in effect, regardless of when the events that caused the claim occurred. The contracted radiology practices are required by the terms of the service agreements to maintain medical malpractice liability insurance consistent with minimum limits mandated by applicable state law.

We maintain general liability and umbrella coverage in commercially reasonable amounts. Additionally, we maintain workers' compensation insurance on all employees. Coverage is placed on a statutory basis and responds to each state's specific requirements.

We have assumed and succeeded to substantially all of the obligations of the operations that we have acquired. Therefore, claims may be asserted against us for events that occurred prior to our acquiring these acquisitions. The sellers of the operations that we have acquired have agreed to indemnify us for certain claims. However, we may not be able to collect payment under these indemnity agreements which could affect us adversely.

EMPLOYEES

As of September 30, 2006, we employed seven full-time employees at our headquarters and 100 full-time and 4 part-time employees at our thirteen diagnostic imaging centers. None of our employees are covered by collective bargaining contracts. We believe that our relationship with our employees is good.

GOVERNMENT REGULATION AND SUPERVISION

GENERAL. The healthcare industry is highly regulated, and we can give no assurance that the regulatory environment in which we operate will not change significantly in the future. Our ability to operate profitably will depend in part upon us, the contracted radiology practices and their affiliated physicians obtaining and maintaining all necessary licenses, certificates of need and other approvals and operating in compliance with applicable healthcare regulations. We believe that healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and modify our operations from time to time as the business and regulatory environment changes. Although we intend to continue to operate in compliance, we cannot ensure that we will be able to adequately modify our operations to address changes in the regulatory environment.

LICENSING AND CERTIFICATION LAWS. Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers, personnel, certificates of need and other required certificates for certain types of healthcare centers and major medical equipment. Freestanding diagnostic imaging centers that provide services not performed as part of a physician office must meet Medicare requirements to be certified as an independent diagnostic testing facility to bill the Medicare program. We may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the market for our services.


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

CORPORATE PRACTICE OF MEDICINE. The laws of many states prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A component of our business has been to enter into service agreements with radiology practices. We structure our relationships with the radiology practices in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. State regulatory authorities or other parties may assert that we are engaged in the corporate practice of medicine. If such a claim were successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. This result or our inability to successfully restructure our relationships to comply with these statutes could jeopardize our business strategy.

MEDICARE AND MEDICAID REIMBURSEMENT FRAUD AND ABUSE. Our revenue is derived through our ownership, operation and management of diagnostic imaging centers. During the period ended September 30, 2006, approximately 16% of our revenue generated at our diagnostic imaging centers was derived from Medicare and other government sponsored healthcare programs.

Federal law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under the Medicare, Medicaid or other governmental programs or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under the Medicare, Medicaid or other governmental programs. Enforcement of this anti-kickback law is a high priority for the federal government, which has substantially increased enforcement resources and is likely to continue increasing such resources. The applicability of the anti-kickback law to many business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation. Noncompliance with the federal anti-kickback legislation can result in exclusion from the Medicare, Medicaid or other governmental programs and civil and criminal penalties.

We receive fees under our service agreements for management and administrative services, which include contract negotiation and marketing services. We do not believe we are in a position to make or influence referrals of patients or services reimbursed under Medicare, Medicaid or other governmental programs to radiology practices or their affiliated physicians or to receive referrals. However, we may be considered to be in a position to arrange for items or services reimbursable under a federal healthcare program. Because the provisions of the federal anti-kickback statute are broadly worded and have been broadly interpreted by federal courts, the government could take the position that our arrangements with the contracted radiology practices implicate the federal anti-kickback statute. Violation of the law can result in monetary fines, civil and criminal penalties, and exclusion from participation in federal or state healthcare programs, any of which could have an adverse effect on our business and results of operations. While our service agreements with the contracted radiology practices will not meet a safe harbor to the federal anti-kickback statute, failure to meet a safe harbor does not mean that agreements violate the anti-kickback statute. We have sought to structure our agreements to be consistent with fair market value in arms' length transactions for the nature and amount of management and administrative services rendered. For these reasons, we do not believe that service fees payable to us should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by statute.


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

Significant prohibitions against physician referrals have been enacted by Congress. These prohibitions are commonly known as the Stark Law. The Stark Law prohibits a physician from referring Medicare or Medicaid patients to an entity providing designated health services, including, without limitation, radiology services, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. The penalties for violating the Stark Law include a prohibition on payment by these governmental programs and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a circumvention scheme. We believe that, although we receive fees under our service agreements for management and administrative services, we are not in a position to make or influence referrals of patients.

On January 4, 2001, the Centers for Medicare and Medicaid Services published final regulations to implement the Stark Law. Under the final regulations, radiology and certain other imaging services and radiation therapy services and supplies are services included in the designated health services subject to the self-referral prohibition. Under the final regulations, such services include the professional and technical components of any diagnostic test or procedure using X-rays, ultrasound or other imaging services, CT, MRI, radiation therapy and diagnostic mammography services (but not screening mammography services). The final regulations, however, exclude from designated health services: (i) X-ray, fluoroscopy or ultrasound procedures that require the insertion of a needle, catheter, tube or probe through the skin or into a body orifice; (ii) radiology procedures that are integral to the performance of, and performed during, non-radiological medical procedures; (iii) nuclear medicine procedures; and (iv) invasive or interventional radiology, because the radiology services in these procedures are merely incidental or secondary to another procedure that the physician has ordered.

The Stark Law provides that a request by a radiologist for diagnostic radiology services or a request by a radiation oncologist for radiation therapy, if such services are furnished by or under the supervision of the radiologist or radiation oncologist pursuant to a consultation requested by another physician, does not constitute a referral by a referring physician. If these requirements are met, the Stark Law self-referral prohibition would not apply to such services. The effect of the Stark Law on the radiology practices, therefore, depends on the precise scope of services furnished by each such practice's radiologists and whether such services derive from consultations or are self-generated. We believe that, other than self-referred patients, all of the services covered by the Stark Law provided by the contracted radiology practices derive from requests for consultations by non-affiliated physicians. Therefore, we believe that the Stark Law is not implicated by the financial relationships between us and the contracted radiology practices.

In addition, we believe that we have structured our acquisitions of the assets of existing practices, and we intend to structure any future acquisitions, to not violate the anti-kickback and Stark Law and regulations. Specifically, we believe the consideration paid by us to physicians to acquire the tangible and intangible assets associated with their practices is consistent with fair market value in arms' length transactions and is not intended to induce the referral of patients. Should any such practice be deemed to constitute an arrangement designed to induce the referral of Medicare or Medicaid patients, then our acquisitions could be viewed as possibly violating anti-kickback and self-referral laws and regulations. A determination of liability under any such laws could have an adverse effect on our business, financial condition and results of operations.

The federal government routinely performs audits of all Medicare carriers, which are the companies that adjudicate and pay Medicare claims. These audits are expected to intensify governmental scrutiny of individual providers. An unsatisfactory audit of any of our diagnostic imaging facilities or contracted radiology practices could result in any significant repayment obligations, exclusion from the Medicare, Medicaid or other governmental programs, and/or civil and criminal penalties.


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

Federal regulatory and law enforcement authorities have increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern our activities and the activities of the contracted radiology practices. Our or the radiology practices' activities may be investigated, claims may be made against us or the radiology practices and these increased enforcement activities may directly or indirectly have an adverse effect on our business, financial condition and results of operations.

STATE ANTI-KICKBACK AND PHYSICIAN SELF-REFERRAL LAWS. All of the states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and almost all of those states have also adopted a form of Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Generally, state laws cover all referrals by all healthcare providers for all healthcare services. A determination of liability under these laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

FEDERAL FALSE CLAIMS ACT. The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The Federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal anti-kickback law or Stark Law may be considered a violation of the Federal False Claims Act. Penalties include civil penalties of not less than $5,500 and not more than $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are in compliance with the rules and regulations that apply to the Federal False Claims Act. However, we could be found to have violated certain rules and regulations resulting in sanctions under the Federal False Claims Act, and if we are so found in violation, any sanctions imposed could result in fines and penalties and restrictions on and exclusion from participation in federal and state healthcare programs that are integral to our business.

HEALTHCARE REFORM INITIATIVES. Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of the contracted radiology practices has been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996. In an effort to combat healthcare fraud, Congress enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). HIPAA, among other things, amends existing crimes and criminal penalties for Medicare fraud and enacts new federal healthcare fraud crimes, including actions affecting non-government payors Under HIPAA, a healthcare benefit program includes any private plan or contract affecting interstate commerce under which any medical benefit, item or services is provided. A person or entity that knowingly and willfully obtains the money or property of any healthcare benefit program by means of false or fraudulent representations in connection with the delivery of healthcare services is subject to a fine and/or imprisonment. In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with excluded Medicare or Medicaid program participants if such entities provide services to federal health program beneficiaries. A finding of liability under HIPAA could have a material adverse effect on our business, financial condition and results of operations.

Further, HIPAA requires healthcare providers and their business associates to maintain the privacy and security of individually identifiable health information. HIPAA imposes federal standards for electronic transactions with health plans, the security of electronic health information and for protecting the privacy of individually identifiable health information. Organizations such as ours were obligated to be compliant with the initial HIPAA regulations by April 14, 2003, and with the electronic data interchange mandates by October 16, 2003. The final security regulations were issued in February 2003 with a compliance date of April 2005. We believe that we are in compliance with the current requirements, but we anticipate that we may encounter certain costs associated with future compliance. A finding of liability under HIPAA's privacy or security provisions may also result in criminal and civil penalties, and could have a material adverse effect on our business, financial condition, and results of operations.

Although our electronic systems are HIPAA compatible, consistent with the HIPAA regulations, we cannot guarantee the enforcement agencies or courts will not make interpretations of the HIPAA standards that are inconsistent with ours. A finding of liability under the HIPAA standards may result in criminal and civil penalties. Noncompliance also may result in exclusion from participation in government programs, including Medicare and Medicaid. These actions could have a material adverse effect on our business, financial condition, and results of operations.

Many states recently have adopted statutes and regulations that are similar to the HIPAA privacy standards. In some cases these restrictions are difficult to harmonize with the federal regulations.

COMPLIANCE PROGRAM. We have voluntarily implemented a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. Our President and Chief Operating Officer has been appointed as our compliance officer and is charged with implementing and supervising our compliance program, which includes the adoption of (i) "Code of Conduct" for our employees and affiliates and (ii) a process that specifies how employees, affiliates and others may report regulatory or ethical concerns to our compliance officer. We believe that our compliance program meets the relevant standards provided by the Office of Inspector General of the Department of Health and Human Services. An important part of our compliance program consists of conducting periodic reviews of various aspects of our operations.

ENVIRONMENTAL MATTERS. The facilities we operate or manage generate hazardous and medical waste subject to federal and state requirements regarding handling and disposal. We believe that the facilities that we operate and manage are currently in compliance in all material respects with applicable federal, state and local statutes and ordinances regulating the handling and disposal of such materials. We do not believe that we will be required to expend any material additional amounts in order to remain in compliance with these laws and regulations or that compliance will materially affect our capital expenditures, earnings or competitive position.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and executive officers, on October 1, 2006, and their ages, positions held with the Company, length of time in such positions, and term of office are set forth below:


                                                        DIRECTOR    OFFICER
NAME                  AGE    POSITION                    SINCE       SINCE

Ross S. Seibert        43    Chief Executive Officer,    3/31/06    2/21/00
                             Chief Financial Officer
                             and President
Leslie G. Weber        51    Chief Operating Officer                3/31/06
                             Chief Marketing Officer,
                             and Secretary
Gregory S. Anderson    49    Director                   11/18/05
Stephen A McConnell    53    Director                    5/17/01
Howard W. Salmon       61    Director, Chairman          5/26/05
David J. Schack        45    Director                   11/18/05

The principal occupations and positions for the past several years of each of our executive officers and directors are as follows:

Ross S. Seibert, CPA, joined the Company in February 2000 as the Chief Financial Officer. In March 2006, Mr. Seibert was appointed Chief Executive Officer, President and Director. Prior to joining Miracor, he was with Deloitte & Touche since 1986 and served as Senior Manager. He worked with a wide range of clients and has experience with SEC reporting, mergers and acquisitions, internal controls and information systems. He received a BS in accounting from Indiana University and an MBA in finance from San Diego State University.

Leslie Weber has 20 years of experience in business development, marketing, operations management, strategic planning, payor contracting, and physician/hospital relations in the highly technical ancillary provider services, medical device and biotech industries. Over fifteen years of that experience has been in radiological diagnostic imaging services. She has held senior executive level positions for the past fourteen years, as Director of Business Development for DVI Health Services (a diagnostic imaging division of DVI Financial Services), Vice President of Marketing for MICA/Medical Imaging Centers of America, Vice President of Business Development for ROI/Response Oncology Inc., Vice President of Marketing/Business Development for Vital Imaging Inc., and Executive Vice President/COO for Vital Scientific, a PET/Positron Emission Tomography/Cyclotron Biotech division of Vital Imaging Inc. Ms. Weber began her career in the field, hands-on, as a marketing manager and executive director at various diagnostic imaging centers in CA & GA. In addition, at various stages of her career, she has provided market analysis, business development, operations management, marketing support, strategic planning and managed care consulting services to Miracor Diagnostics, Inc., Imaging Sciences/Merrill Lynch, ISD/Imaging Systems International, MRIMD/LINC Financial Inc., MIS/Medical Imaging Services, Action Services and DIS/Diagnostic Imaging Services.

Gregory Anderson is currently Chairman, President and CEO of Bank of Arizona, NA he has been in that position since April 2003. From 1998 until 2002 Mr. Anderson was President and CEO of QCSI (Quality Care Solutions, Inc. a company that developed and sold software solutions for the Healthcare Payer Market). Prior to QCSI Mr. Anderson was in the venture capital investment business. In his most recent position prior to QCSI, Mr. Anderson served as President and General Manager of El Dorado Investment Company, Arizona's then largest venture capital company. He was at El Dorado for over 13 years. Prior to El Dorado Mr. Anderson was a Vice President at First Interstate Bank. Mr. Anderson has served on over 20 boards of directors of companies, both private and public. Currently, Mr. Anderson serves on the corporate boards of Sun Healthcare, Inc., Hawaiian Airlines and Bank of Arizona, NA. Mr. Anderson is also currently the General Partner of Glendora Holdings, a senior housing management and development company, m anaging member of Hesperia Senior Living, LLC and Legacy Senior Living and Development Company.

Stephen A McConnell has been a Director of the Company since May 2001.
He is the President of Solano Ventures, a firm involved in private capital investments. He is currently chairman of G-L Industries, LLC, a Salt Lake City-based manufacturer of wood glu-lam beams used in the construction industry. He has served, between 1991 and 1997, as Chairman of the Board and majority stockholder in Mallco Lumber & Building Materials, Inc., a wholesale distributor of construction lumber and doors. From 1991 to 1995, Mr. McConnell was President of Belt Perry Associates, Inc., a property tax appeal firm. He was President and Chief Executive Officer of N-W Group, Inc., a publicly held corporation, from 1985 through 1991. Mr. McConnell presently serves on the boards of Vodavi Technology, Inc., Mobile Mini, Inc and Capital Title Group, Inc. Mr. McConnell holds a BA from Harvard College and an MBA from Harvard Business School.

Howard W. Salmon is the Senior Managing Director of Phase 2 Consulting (a subsidiary of RehabCare, Inc). Mr. Salmon has health industry experience throughout the US and internationally. He has spent the majority of his career as a hospital executive with operational responsibility, and is involved in multi-unit hospital management, alternative site health care management, business development, and acquisitions. Prior to joining Phase 2 Consulting in 1993, Mr. Salmon held senior positions with Medical Imaging Centers of America, Magliaro and McHaney, a physician services company, and Hospital Corporation of America (HCA). In the hospital setting, Mr. Salmon's positions included:
Administrator, King Fahad Hospital, Riyadh, Saudi Arabia; Administrator, Holy Family Hospital, Spokane; Administrator, Main Hospital, University of Michigan; and Associate Director, St. Luke's Hospital of Kansas City. He has served on the boards of several public and privately held health care businesses including Hemispherix Biopharm a, The Institute of Clinical Pharmacology (Ireland), and the Business and Industry Health Group. He received his MHA from the University of Minnesota.

David J. Schack is the President and Chairman of Home Dynamics Corporation, one of South Florida's leading real estate development companies. Previously, Mr. Schack was co-founder of Excel Development Corporation, Vice President of First Miami Development Company and Sr. Auditor and Sr. Tax Specialist with Peat Marwick.

     EXECUTIVE COMPENSATION

The following table sets forth the Summary Compensation Table for the Chief Executive Officer, President and Chief Financial Officer who were serving as executive officers at the end of the last completed fiscal year. No other compensation not covered in the following table was paid or distributed by the Company to such persons during the period covered.

                                           SUMMARY COMPENSATION TABLE
                                           --------------------------

                                                              Long Term Compensation
                                                              ----------------------
                                Annual Compensation             Awards      Payouts      All other Compensation
                                -------------------             ------      -------      ----------------------

                                                              Restricted   Securities
Name and                                      Other Annual      Stock      Underlying    LTIP        All Other
Principal Position        Year      Salary    Compensation      Awards     Options #    Payouts    Compensation(1)
------------------        ----     --------   ------------      ------     ---------    -------     ------------
M. Lee Hulsebus,          2005     $227,023    $48,000(2)       $  -0-    175,000((3))   $ -0-       $ 10,000
Chairman of the Board     2004     $226,323    $15,000(4)       $  -0-       -0-         $ -0-       $ 10,000
Chief Executive Officer   2003     $211,416    $40,000(5)       $  -0-    250,000((6))   $ -0-       $ 10,000

Robert S. Muehlberg,      2005     $165,023    $36,000(7)       $  -0-    140,000((3))   $ -0-       $    -0-
President and Chief       2004     $164,340    $12,000(4)       $  -0-       -0-         $ -0-       $    -0-
Operating Officer         2003     $153,481    $43,750(8)       $  -0-    175,000((6))   $ -0-       $    -0-

Ross S. Seibert, Chief    2005     $121,942    $18,000(9)       $  -0-    90,000((3))    $ -0-       $    -0-
Financial Officer         2004     $117,626    $    -0-         $  -0-       -0-         $ -0-       $    -0-
                          2003     $110,961    $13,250(9)       $  -0-    125,000((6))   $ -0-       $    -0-

(1) Represents payment of premiums for life and disability insurance.

(2) Of this amount $33,000 represents cash paid as bonus compensation and $15,000 represents an auto allowance.

(3) Represents number of stock options granted pursuant to the 1997 Stock Option Plan, as Amended subject to four year vesting at an exercise price of $0.30 each of which was 100% of the market value at the date of grant. As of December 31, 2005, all outstanding options are 100% vested.

(4) Represents an auto allowance.

(5) Of this amount $25,000 represents cash paid as bonus compensation and $15,000 represents an auto allowance.

(6) Represents number of stock options granted pursuant to the 1997 Stock Option Plan, as Amended subject to four year vesting at an exercise price of $0.24 each of which was 100% of the market value at the date of grant. As of December 31, 2005, all outstanding options are 100% vested.

(7) Of this amount $24,000 represents cash paid as bonus compensation and $12,000 represents an auto allowance.

(8) Of this amount $18,250 represents cash paid as bonus compensation, $13,500 represents stock grants paid pursuant to employment letter, and $12,000 represents an auto allowance.

(9) Represents cash paid as bonus compensation.

The officers of the Company may receive bonuses or other additional compensation consisting of cash, stock or stock purchase rights as may be determined from time to time by the Board of Directors. There are no family relationships among any Directors or executive officers.

In March 2006, the Board of Directors appointed Ross S. Seibert, the Chief Financial Officer, as the new Chief Executive Officer, President and Director replacing M. Lee Hulsebus, who retired. The Board also accepted the resignation of Robert S. Muehlberg, who served as President and Chief Operating Officer. Mr. Seibert will continue his duties as Chief Financial Officer. Leslie G. Weber was hired as Chief Operating Officer and Chief Marketing Officer.

           Compensation Committee Interlocks and Insider Participation
           -----------------------------------------------------------

         The Company has an Audit Committee and a Compensation Committee of the Board of Directors. Both committees were activated in 1996. The Audit Committee held three meeting prior to the fiscal year end. The Compensation Committee held three meetings prior to the fiscal year end.

         As of October 1, 2006, the members of the Audit Committee were Stephen A McConnell, Howard W. Salmon and David J. Schack.

         As of October 1, 2006, The members of the Compensation Committee were Stephen A McConnell, Howard W. Salmon, David J. Schack and Gregory S. Anderson.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of October 1, 2006, as to shares of the Company's common stock beneficially owned by (i) any holder of more than five percent of the outstanding shares of Common Stock; (ii) the Company's directors; (iii) the Company's officers; and (iv) the Company's directors and officers as a group. Except as otherwise indicated and subject to applicable community property laws, each person has sole investment and voting power with respect to the shares shown. As of October 1, 2006, there were 17,713,228 common shares issued and outstanding. Ownership information is based upon information furnished, or filed with the Securities and Exchange Commission, by the respective individuals or entities, as the case may be.

                                                 Shares of       Percentage (%)
                                                Common Stock       of Common
Name and Address                                Beneficially        Stock
of Beneficial Owner                               Owned(1)        Outstanding
-------------------                               --------        -----------

Ross S. Seibert, Chief Executive Officer        1,713,567(2)           9.67%

Leslie Weber, Chief Operating Officer              50,000                *

Gregory S. Anderson, Director                      37,500                *

Stephen A McConnell, Director                     353,984              2.00%

Howard W. Salmon, Director                         58,750                *

David J. Schack, Director                       2,145,612(3)          12.11%

M. Lee Hulsebus                                 1,841,913(4)          10.40%

All officers and  directors as a group,  (6)    4,359,413             24.61%
Persons

(1) All ownership is beneficial and of record unless indicated otherwise.

(2) Includes presently exercisable options to purchase 430,000 shares of Common Stock pursuant to the 1997 Stock Option Plan.

(3) Mr. Schack owns a total of 37,500 shares of Common Stock, 270,270 shares of Preferred Series A Convertible Stock and 81,082 Warrants directly and has voting control over 1,351,350 shares of Preferred Series A Convertible Stock and 405,410 Warrants in the David J. Schack Children Irrevocable Trust for which he disclaims beneficial ownership.

(4) Includes presently exercisable options to purchase 1,020,000 shares of Common Stock pursuant to the 1997 Stock Option Plan.

* Less than 1% ownership.

                              PLAN OF DISTRIBUTION

The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders pursuant to this Prospectus. The securities offered by this Prospectus may be sold from time to time by all of the Selling Stockholders. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

The Selling Stockholder through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the certain of the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

At the time a particular offer of the shares is made by or on the behalf of a Selling Stockholder, to the extent required, a Prospectus Supplement will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

The shares of Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale, or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and any underwriters.

In order to comply with the applicable securities laws of certain states, if any, the shares of Common Stock will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in certain states the shares of Common Stock may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

Under applicable rules and regulations promulgated under the Exchange Act, any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations hereunder, including without limitation Rules 10b-2, 10b-5, 10b- 6 and 10b-7, in connection with transactions in the shares during the effectiveness of the Registration Statement of which this Prospectus is a part. All of the foregoing may affect the marketability of the shares of Common Stock.

The Company will pay all of the expenses incident to the registration of the shares of Common Stock other than any fees or expenses of any counsel retained by the Selling Stockholders and any out of pocket expenses incurred by the Selling Stockholders or any person retained by the Selling Stockholders in connection with the registration of the shares, fees and expenses of compliance with state securities or blue sky laws and commissions and discounts of underwriters, dealers or agents, if any.

                          DESCRIPTION OF CAPITAL STOCK

The authorized stock of the Company consists of 100,000,000 authorized shares of Common Stock, par value $.15 per share, 17,713,228 shares of which were outstanding as of October 1, 2006; and 10,000,000 authorized shares of Preferred Stock par value .01 per share, of which 3,378,376 shares of Preferred Stock were outstanding at October 1, 2006.

Common Stock
------------

Each share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one noncumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

All shares of Common Stock issued and outstanding are, and those offered hereby, when issued, will be fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

Preferred Stock
---------------

In April 1995, the Company authorized 10,000,000 shares of $.01 par value preferred stock. The preferred stock may be issued in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors.

During the year ended December 31, 2004, the Company completed a private placement of 3% Series A Convertible Preferred Stock for a total of 3,378,376 shares, which are convertible on a one-for-one basis into common stock, at $0.37 per share subject to certain limitations and registrations. In addition to the preferred shares, 1,013,525 warrants to purchase shares of common stock were issued on a one for one basis, which are exercisable at $0.55 per share for a period of five years commencing from the date of issuance, July 13, 2004 and August 18, 2004. The 3% Series A Convertible Preferred Stock has preferences in the payment of dividends and upon liquidation as well as voting and anti-dilution rights and was offered by means of a private placement under exemptions pursuant to the Securities Act of 1933, as amended. Dividends are paid at the rate of $0.002775 cents per share per quarter and are identical to any that may be paid to common stockholders. In the event of any liquidation event, holders of this preferred stock shall be entitled to receive a per share amount equal to 100% of the original purchase price in preference to common stockholders. The Company received proceeds of $1,096,507, net of closing costs. In addition, 337,837 warrants to purchase shares of common stock on a one for one basis exercisable at $0.37 and 101,352 warrants exercisable at $0.55 per share for a period of five years commencing from the date of issuance, July 13, 2004 and August 18, 2004 ,were issued as finder fees and included with the closing costs. During the years ended December 31, 2005 and 2004, $37,500 and $16,692, respectively, in cash dividends were paid to preferred stockholders.

During 2004 the Company filed a registration statement with the SEC to register the underlying common shares of the preferred stock and warrants. The registration statement was effective in September 2005.

There were 3,378,376 outstanding shares of preferred stock as of December 31, 2005 and December 31, 2004, respectively.

Transfer Agent
--------------

The Company has appointed Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive, Suite 430, Denver, Colorado 80209. The telephone number (303) 282-4800.

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in this Prospectus and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person or to make such offer or solicitation in such jurisdiction.

                                     PART II

                           INFORMATION REQUIRED IN THE
                             REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

Registrant incorporates the following documents by reference in this Registration Statement: the Forms 10KSB for the year ended 2005 and the reports for fiscal quarters ended March 31, 2006 and June 30, 2006 and all other documents filed by Registrant after the date of this Registration Statement under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment to this Registration Statement which deregisters the securities covered hereunder which remain unsold.

Item 4. Description of Securities

The authorized stock of the Company consists of 100,000,000 authorized shares of Common Stock, par value $.15 per share, 17,713,228 shares of which were outstanding as of October 1, 2006; and 10,000,000 authorized shares of Preferred Stock par value .01 per share, of which 3,378,376 shares of Preferred Stock were outstanding at October 1, 2006.


Common Stock
------------

Each share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one noncumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

All shares of Common Stock issued and outstanding are, and those offered hereby, when issued, will be fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

Preferred Stock
---------------

In April 1995, the Company authorized 10,000,000 shares of $.01 par value preferred stock. The preferred stock may be issued in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors.

During the year ended December 31, 2004, the Company completed a private placement of 3% Series A Convertible Preferred Stock for a total of 3,378,376 shares, which are convertible on a one-for-one basis into common stock, at $0.37 per share subject to certain limitations and registrations. In addition to the preferred shares, 1,013,525 warrants to purchase shares of common stock were issued on a one for one basis, which are exercisable at $0.55 per share for a period of five years commencing from the date of issuance, July 13, 2004 and August 18, 2004. The 3% Series A Convertible Preferred Stock has preferences in the payment of dividends and upon liquidation as well as voting and anti-dilution rights and was offered by means of a private placement under exemptions pursuant to the Securities Act of 1933, as amended. Dividends are paid at the rate of $0.002775 cents per share per quarter and are identical to any that may be paid to common stockholders. In the event of any liquidation event, holders of this preferred stock shall be entitled to receive a per share amount equal to 100% of the original purchase price in preference to common stockholders. The Company received proceeds of $1,096,507, net of closing costs. In addition, 337,837 warrants to purchase shares of common stock on a one for one basis exercisable at $0.37 and 101,352 warrants exercisable at $0.55 per share for a period of five years commencing from the date of issuance, July 13, 2004 and August 18, 2004 ,were issued as finder fees and included with the closing costs. During the years ended December 31, 2005 and 2004, $37,500 and $16,692, respectively, in cash dividends were paid to preferred stockholders.

During 2004 the Company filed a registration statement with the SEC to register the underlying common shares of the preferred stock and warrants. The registration statement was effective in September 2005.

There were 3,378,376 outstanding shares of preferred stock as of December 31, 2004, December 31, 2005 and at October 1, 2006.

Other Preferred Stock
---------------------

As of the date hereof, there are no other shares of preferred stock issued and outstanding. The Company's Articles of Incorporation authorizes the issuance of "blank check" preferred stock in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without prior shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of the Preferred Stock or the Common Stock. Preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention of issuing any shares of preferred stock, there can be no assurance that it will not do so in the future. If the Company issues preferred stock, such issuance may have a dilutive effect upon the common shareholders, and the purchasers of the securities offered hereby.

Item 5. Interest of Named Experts and Counsel

None.

ITEM 6. Indemnification of Directors and Officers.

Registrant's Articles of Incorporation and Bylaws and the Utah General Corporation Law provide for indemnification of directors and officers against certain liabilities. In general, officers and directors of Registrant are indemnified against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, and are not deemed to be liable to Registrant for negligence or misconduct in the performance of their duties.

Item 7. Exemption From Registration Claimed.

Not applicable.

ITEM 8. Exhibits.

Exhibit
Number   Description
------   -----------

4.1      2006 Stock Compensation Plan I, dated October 1, 2006.

5        Opinion of Counsel, David Wagner & Associates, P.C.

24.1 Consent of Tschopp, Whitcomb & Orr, P.A., Independent Certified Public Accountants.

24.2     Consent of David Wagner & Associates, P.C. (Included in Exhibit 5).


ITEM 9.  Undertakings

         1. The Registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         2. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 16th day of October , 2006.

                                          MIRACOR DIAGNOSTICS, INC.

                                          By: /s/ Ross S, Seibert
                                              -----------------------
                                              Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933 as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE                          TITLE                          DATE
---------                          -----                          ----

/s/ Ross S. Seibert        Chief Executive Officer,          October 16, 2006
------------------------   President, and
                           Principal Accounting Officer

 /s/ Leslie G. Weber       Chief Operating Officer           October 16, 2006
------------------------


/s/ Gregory S. Anderson    Director                          October 16, 2006
------------------------

/s/ Stephen A. McConnell    Director                         October 16, 2006
------------------------

/s/ Howard W. Salmon       Director                          October 16, 2006
------------------------

/s/ David J. Schack        Director                          October 16, 2006
------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            MIRACOR DIAGNOSTICS, INC.
               --------------------------------------------------
               (Exact name of Issuer as specified in its charter)


                                  EXHIBIT INDEX

Exhibit
Number   Description
------   -----------

4.1      2006 Stock Compensation Plan I, dated October 1, 2006.

5        Opinion of Counsel, David Wagner & Associates, P.C.

24.1 Consent of Tschopp, Whitcomb & Orr, PA., Independent Certified Public Accountants.

24.2     Consent of David Wagner & Associates, P.C. (Included in Exhibit 5).